Exhibit 12.1

ROCKWOOD HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2012	2011	2010	2009	2008
Determination of earnings (losses):
Income (loss) from continuing operations before taxes	$342.3	$456.1	$204.5	$10.2	$(670.0)
Add:
Interest expense (a)	88.5	97.4	151.8	180.2	231.1
Rent expense (b)	9.9	9.7	9.5	9.3	9.4
Total earnings (losses) as defined	$440.7	$563.2	$365.8	$199.7	$(429.5)

Fixed charges:
Interest expense (a)	$88.5	$97.4	$151.8	$180.2	$231.1
Rent expense (b)	9.9	9.7	9.5	9.3	9.4
Capitalized interest	2.3	1.7	—	—	—
Total fixed charges	$100.7	$108.8	$161.3	$189.5	$240.5

Ratio of earnings to fixed charges (c)	4.4	5.2	2.3	1.1	—

(a)               Interest expense includes amortization of debt expenses.

(b)               Rent expense included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor of our leases, which are not material.

(c)                Earnings were insufficient to cover fixed charges by $670.0 million for the year ended December 31, 2008. Earnings for the year ended December 31, 2008 included a non-cash pre-tax goodwill impairment charge of $717.5 million.